UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

GENCOR INDUSTRIES, INC.

(Exact name of Registrant as specified in its charter)

Delaware	001-11703	59-0933147
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. employer identification no.)

5201 North Orange Blossom Trail, Orlando, Florida	32810
(Address of principal executive offices)	(Zip code)

Eric E. Mellen

(407) 290-6000

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act for the reporting period from January 1 to December 31, 2013.

Section 1 – Conflict Minerals Disclosure

Conflict Minerals Statement

Background

In 2010, Congress passed the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”) requiring the Securities and Exchange Commission (the “SEC”) issue rules specifically relating to the use of “Conflict Minerals” within manufactured products. Conflict Minerals are defined by the U.S. State Department as tin, tantalum, tungsten and gold (also known as the “3TGs”) and related derivatives originating from the Democratic Republic of the Congo and adjoining countries (the “DRC Region”). In 2012, the SEC adopted Rule 13p-1 under the Securities Exchange Act of 1934 (the “Rule”) and the Specialized Disclosure Report on Form SD (“Form SD”) to implement the conflict mineral provisions in Section 1502 of the Dodd-Frank Act . The Rule and Form SD require public reporting companies with Conflict Minerals that are necessary to the functionality or production of a product they manufacture, or contract to manufacture, to disclose annually whether any of those Conflict Minerals originated in the DRC Region.

Commitment

As stated in its Code of Ethics, Gencor Industries, Inc. (“Gencor” or the “Company”) is committed to ethical practices and compliance with applicable laws and regulations wherever it does business. Gencor is committed to ensuring our suppliers comply with the new reporting requirement.

Expectations of Suppliers

Gencor expects its suppliers to partner with the Company to comply with new reporting requirements for Conflict Minerals. We are in contact with our manufacturer-suppliers about the rule and have requested they provide certification about the existence and origin of any conflict minerals in their products. Gencor expects its suppliers to:

(i) Respond to Gencor’s Conflict Minerals requests for information, identifying products that contain 3TGs that they sell to Gencor;

(ii) Agree to cooperate with Gencor in connection with any due diligence that Gencor chooses to perform with respect to its country of origin inquiries; and

(iii) When Gencor deems it necessary, provide reasonable proof of the due diligence performed by the supplier to support the country of origin certification provided by the supplier to Gencor.

While we cannot currently certify to all of the materials in the products we sell, we are integrating conflict minerals compliance into our supply chain management process in order to comply with the new reporting requirements.

Risk Mitigation

The steps that the Company will take in 2014 to mitigate the risk in the use of conflict minerals are as follows:

1.	The Company will continue to work with suppliers who provided incomplete or insufficient information in an effort to obtain complete and accurate information in 2014;

2.	The Company will request information and supporting data from each of the Company’s suppliers that are subject to 2014 reporting requirements by utilizing the Electronic Industry Citizenship Coalition Global e-Sustainability Initiative “EICC-GeSI” Conflict Minerals Reporting Template and will pursue a completed template response;

3.	The Company will follow its due diligence process to review and validate supplier responses that are obtained in support of the Company’s 2014 conflict minerals reporting;

4.	The Company will communicate a Conflict Minerals policy to suppliers as part of its EICC-GeSI Conflict Minerals Reporting Template based supplier inquiry process for 2014;

5.	The Company will encourage suppliers to obtain Conflict Free Status through the EICC-GeSI voluntary compliance program.

Company Overview

The Company designs, manufactures and sells machinery and related equipment used primarily for the production of asphalt and highway construction materials. The Company’s principal core products include asphalt plants, combustion systems and fluid heat transfer systems. The Company believes that its technical and design capabilities, environmentally friendly process technology, and wide range of products have enabled it to become a leading producer of highway construction materials, synthetic fuels, and environmental control equipment worldwide.

Item 1.01 – Conflict Minerals Disclosure and Report

In order to determine whether any Conflict Minerals were necessary to the functionality or production of the products Gencor manufactured during 2013, the reporting period covered by this report, the Company formed a due diligence team that (i) made inquiries of production related personnel, (ii) reviewed drawings and specifications, and (iii) surveyed Company suppliers. We identified suppliers whose products or materials may potentially contain conflict minerals necessary to the functionality or production of a product manufactured or contracted to be manufactured by the Company. Gencor engaged in direct communications with the suppliers to attempt to generate a supplier response and/or clarify responses received.

Results of Review:

1.	Utilizing the EICC/GeSI Template, we attempted to obtain the following information regarding the items listed above: (i) the facilities used to process the necessary conflict minerals contained in these items; (ii) the country of origin of the necessary conflict minerals contained in these items and (iii) the mine or location of origin from which the necessary conflict minerals in these items were sourced. Certain suppliers did not provide complete responses to our inquiries.

2.	Suppliers of certain components confirmed that one or more of their products may contain one or more conflict minerals. In some of these cases, the suppliers had not completed their due diligence on the origin of the conflict minerals because they were still making inquiries of their suppliers. In these instances, the component suppliers could not rule out that the conflict minerals originated in the DRC Region.

3.	In accordance with the Rule and pursuant to Form SD, Gencor conducted in good faith a “reasonable country of origin inquiry” (“RCOI”). After exercising the required due diligence, we were not able to obtain sufficient information from certain of our suppliers to determine the country of origin of the necessary conflict minerals in some of our products.

Gencor has determined in good faith that for 2013 its conflict minerals status resulting from its due diligence efforts shows a small portion of the materials used in its products to be “DRC conflict undeterminable”.

Gencor intends to manage its supply chain in order to remain in compliance with applicable rules and regulations related to Conflict Minerals.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 26, 2014

GENCOR INDUSTRIES, INC.

By:	/s/ Eric E. Mellen
Eric E. Mellen Chief Financial Officer